Exhibit A

Advisors Preferred Trust

Class C Shares Distribution Plan

The Class C Shares Distribution Plan has been adopted with respect to the following Fund(s):

Fund	Class Name	Date Adopted
The Gold Bullion Strategy Fund	C	5-28-14
QES Dynamic Fund*	C	11-17-14
Quantified Managed Income Fund**^	Advisor	5-15-15
Quantified All-Cap Equity Fund^	Advisor	5-15-15
Quantified Market Leaders Fund^	Advisor	5-15-15
Quantified Alternative Investment Fund^	Advisor	5-15-15
Quantified STF Fund	Advisor	8-18-15

* Formerly QES Credit Long/Short Strategy Fund or QES Dynamic Credit Fund prior to 7-9-15.

** Renamed from Quantified Managed Bond Fund effective 8-4-15.

^ Advisor class shares approved as C Class shares 5-15-15, then renamed Advisor Class shares effective 8-4-15.